Exhibit 6.8

TERM SHEET FOR INVESTMENT

This term sheet (“Term Sheet”) sets forth the principal terms with respect to a licensing arrangement between V3M Irrevocable Trust (the “Investor”) into Max International, Inc., a Utah corporation (herein “Max”), herein the licenses and transactions referenced herein are referred to as the “Transaction”.

This term sheet is intended to be used as a basis to prepare more detailed and definitive license agreements and related Transaction documents (the “Transaction Documents”), but the terms hereof shall be binding on the parties. The parties agree to cooperate in good faith on the negotiation and preparation of the Transaction Documents, with it being understood and agreed that Max need not share any proprietary or confidential information with the Investor unless and until the Investor has signed a confidentiality agreement that is acceptable to Max in Max’s sole discretion. In the event of any conflict between the terms set forth in this Term Sheet and the terms of any future Transaction Document, it is intended that the terms of the Transaction Documents control.

Investor and Max are entering into the Transaction on the following terms:

Proposed Term	Description of Proposed Term
Investment	Investor shall invest a minimum of $1,000,000 into Max on or before October 30, 2023 (the “Investment”), which amount shall include the principal and interest owing on the Prior Advances (defined below) as of such date. For the avoidance of doubt this includes the amounts of the Prior Investor Advances (defined below) that will become subject to a Note (defined below) as described in the “Replacement Note” section below.
Form of Investment

The Investment shall be made in the form of a five- year convertible promissory note (the “Note”) bearing 15% interest. The Note shall otherwise comply with the requirements of the First Amendment to Amended and Restated Loan and Security Agreement entered into between Max and East West Bank and dated as of November 22, 2022 (the “Amendment” and such loan facility being the “EWB Facility”) and shall be subject to a Note Subordination Agreement (as defined in the Amendment) in favor of East West Bank (together with any replacement therefor should Max replace the EWB Facility with another secured commercial lending facility, the “Subordination Agreement”). Subject to the terms of the Subordination Agreement, interest shall be payable monthly in cash on the 1st business day of each month. Once the EWB Facility is repaid in full, Max shall have the right to put into place a new senior secured credit facility with an institutional lender (a “Replacement Facility”) within 60 days of the date of such repayment.

Replacement Note	Promptly following the Closing (defined below), Max shall issue a new Note to replace, in their entirety, the following outstanding notes held by Investor on and prior to September 1, 2023: (i) promissory notes in an aggregate principal amount of $742,039 in loans, plus the interest thereon, acquired from Mr. Joseph Voyticky (the “Acquired Notes”) and (ii) $773,000 in notes related to advances (including the interest thereon, the “Prior Investor Advances”) made by the Trust to the Company in 2023 (The Acquired Notes and Prior Investor Advances are referred to herein as the “Prior Loans”). The new Note issued in replacement shall reflect an aggregate principal amount equal to the principal and interest due on the Prior Loans as of the date the replacement Note is issued to Investor. The replacement Note shall bear interest at a rate of 15% per annum and shall otherwise be issued under the terms of the convertible note offering planned by the Company as of as of September, 2023. Upon issuance of the replacement Note, the Investor shall have no further rights to enforce the terms of the Prior Loans, and the terms of the replacement Note shall govern any obligation related thereto.
Prepayment	Subject to the terms of the Subordination Agreement, Max shall have the right to prepay the Note, in part or in full, at any time.
Conversion	Subject to the terms of the Subordination Agreement, at the option of the Investor, on and after January 1, 2025, the outstanding principal and interest on each Note will be convertible into Class A Common Stock of Max at a conversion price equal to $4.166675 per share.

Springing Lien	The Note shall be unsecured, but in the event that the EWB Facility or any Replacement Facility is paid off in full or such liens in favor of the Investor are otherwise permitted under the terms of the Subordination Agreement, the Investor and the other holders of Notes shall have the right to require that Max enter into a security agreement with a security agent on their behalf sufficient to grant the security agent, as agent for the Investor and the other holders, a first-priority lien and security interest in substantially the same collateral (and otherwise generally on the same terms) as the liens securing the debt owed to East West Bank under the EWB Facility (with such exceptions as to bank accounts and other matters as the parties may agree upon).
Marketing and Distribution Rights

Max hereby grants to the Investor the following licenses and rights during the Term:

The right to market products (either Max’s products or private label branded products, as indicated below) using any and all of Max’s RiboCeine™ and GlutathioCeine™ technology and current or future product formulations based on such technology in the following manner and locations (with the rights, privileges and licenses listed below and under “Intellectual Property” being the “Licensed Rights”):

1. Subject to the conditions on exclusivity described below, the exclusive worldwide right to create one or more private label brands of supplements using the same product formulations as Max’s own products or new product formulations that include Max’s RiboCeine and/or GlutathioCeine (a “Private Label Brand” and with such products being “Private Label Products”), with each such Private Label Brand and Private Label Product to be marketed: (i) in affiliation with a recognized medical professional (the “Spokesperson”); (ii) by means of long-form (10 minutes or longer) infomercials, and (iii) through online sales (and not through brick and mortar or in-medical-office retail sales, in-person sales or other third-party distribution (the foregoing taken together, being the “Medical Celebrity Model”). The identity, reputation and qualifications of any Spokesperson shall be, and shall at all times remain, reasonably acceptable to Max. Max will further agree that it will not use the Medical

Celebrity Model to market its own products, without the express written consent of the Investor; provided that, for the avoidance of doubt, it is agreed that (A) Max will be permitted to market its products by means of a long-form infomercial combined with online fulfillment so long as no medical Spokesperson for Max’s products appears in such infomercial, and (B) any marketing of Max’s products through healthcare professionals combined with online fulfillment shall not violate the Investor’s rights so long as no such healthcare professional appears in a long-form infomercial on Max’s behalf. Max will agree that it will not and will not authorize any other person or entity to market and sell Max’s products or any product using the same or a substantially similar formulation under the Medical Celebrity Model or the Channel License (defined below). Notwithstanding the foregoing, the Investor’s exclusivity of the rights granted under this paragraph and paragraph 2 below (regarding the Channel License) and the restriction on Max set forth in the preceding sentence shall terminate if the Investor (or its permitted sublicensee) does not meet or exceed the following minimum targets in sales generated using Medical Celebrity Model and the Channel License: (1) on or before December 31, 2025, sales of not less than $250,000 in Private Label Brand products; (2) from January 1, 2026 through December 31, 2026, sales of not less than $500,000 in Private Label Brand products and (3) from January 1, 2027 through December 31, 2027, sales of not less than $750,000 in Private Label Brand products.

Investor shall pay Max the Fulfillment Cost (as described below) for all products purchased from Max and a Profit Participation (as described below) on all products sold by Investor under the Medical Celebrity Model or the Channel License.

2. Subject to the conditions on exclusivity described in the preceding paragraph, the exclusive right to market and sell Max’s products or the Investor’s own Private Label Brand through the use of short-form commercials on politically conservative radio, streaming programs, and television programs (the “Channels” and the license to so market such Private Label Brands being the “Channel License”)) to be agreed upon, but including, without limitation, Fox News, NewsMax, and any future media platform hosted by Tucker Carlson. Max shall have a right to approve such Channels or to revoke such approval provided that any such consent shall not be unreasonably withheld, and no such revocation shall be made unreasonably.

The content of each infomercial or commercial used to advertise Max’s or any Private Label Brand shall be reasonably acceptable to Max and Max shall have not less than 30 days to review and approve each such infomercial and commercial, which approval will be given in writing, prior to any public release thereof. With respect to any infomercial or commercial to be approved by Max in accordance with the above, Investor shall indicate whether such infomercial or commercial is to be used in connection with the Channel License or the TV/Radio License (defined below).

With respect to sales of Max’s products only (and not a Private Label Brand) sold under the Channel License:

The Investor shall establish its own sales website (the “Investor’s Max-Brand Site") and landing page for sales of Max-branded products offered for sale through the Channel License (and Investor shall establish its own QR codes or other methods of linking customers ("End Users") to such site). Orders for Max-branded products placed through the Investor’s Max-Brand Site shall be reported by the Investor and processed through Max’s order processing system, for which Max shall add such cost to the Fulfillment Cost, Max shall provide reports of such sales at such intervals as Max and the Investor shall mutually determine (including a sharing of shipping information and any other information needed to process returns or refunds, “Remitted Orders”) simultaneously with the payment by Investor to Max of the Fulfillment Cost defined below. “Fulfillment Cost” will mean a payment equal to 125% of Max’s costs of order fulfillment, including but not limited to, product production, labeling, warehousing, order fulfillment, product recall policies and tracking, keeping batch records, FDA services, as reasonably determined by Max from time to time for each product, including reasonable allowances (“Allowances”) for the following related to such order: allowances or credits for rejection or return of previously sold products, taxes or other government charges incurred by Max on any related sales, any estimated charges for packing, handling, freight, insurance, and any duty on such sales paid by Max. Max will agree to fulfill all such Remitted Orders for products from its own inventory, and shall be responsible for the shipment of such Remitted Orders (where permitted by applicable law), customer service with respect to such orders and processing of returns with the End Users in the ordinary course of its business. Receipts of payments from sales made through the Investor’s Max-Brand Site shall, at the option of the Investor, be processed by Investor’s payment processing company and deposited directly into Investor’s bank account. In addition to the payment of Fulfillment Cost as described above, Max shall receive from the Investor (i) a monthly payment in arrears of 10% of the Investor’s Net Profits (“Profit Participation”) the payment of which shall be accompanied by a statement in reasonable detail showing the Net Profits of the Investor on all Remitted Orders made for the prior month plus (ii) within 15 days after Max shall deliver a statement in reasonable detail describing the same, Investor shall pay to Max 125% of any previously unreported amount of Allowances from prior periods that remain unpaid (or if such a statement reveals an overpayment with respect to the Fulfillment Cost related to such Allowances, then Max shall remit the amount of the overpayment to the Investor). Investor shall be solely responsible for paying any costs of creating and placing such commercials, including any sales revenue being shared with the Channels or their affiliated persons. “Net Profit” will mean, with respect to the Investor, the total gross sales revenue received by Investor on the by sales of Max- branded products less Investor’s Production Costs, including but not limited to any marketing costs, taxes or other government charges on such sales paid or incurred by Investor (other than income tax), any costs incurred by Investor in connection with the production of the Investor’s commercials, and reasonable charges for overhead in operating the Investor’s Max-Brand Site, in each case in accordance with reasonable accounting methods of Investor, consistently applied. “Production Costs” means costs of fulfillment of orders for Private Label Products paid for by the Investor (other than in the form of payments owed to Max under this Term Sheet), as reasonably determined by the Investor from time to time for each product, including reasonable Allowances paid by the Investor. Investor agrees not to market or sell any Private Label Brands of supplements on the Investor’s Max-Brand Site or to link or otherwise direct traffic from that website to any other site selling Private Label Brands without the express written consent of Max.

3. Subject to the conditions on exclusivity described below, the exclusive, worldwide right to market and sell one or more Private Label Brands, marketed as being effective for liver protection and detoxification protective of your health and well- being. (The license under this paragraph 3 being the “Pre-Game License”). For so long as this right remains exclusive to the Investor, Max agrees that it will not authorize any other person or entity to market and sell Max’s products or any product using the same or a substantially similar formulation in the channel focused on marketing to people intending to engage in forms of social merriment irrespective of the size of the group. Notwithstanding the foregoing, the Investor’s exclusivity of the Pre-Game License described above and the restriction on Max set forth in the preceding sentence shall terminate if Investor (or its permitted sublicensee) does not meet or exceed the following minimum targets in sales generated using on sales of Max-related products under the Pre- Game License: (1) on or before December 31, 2025, no sales minimum is required; (2) from January 1, 2026 through December 31, 2026, sales of not less than $100,000 in Private Label Brand products sold under the Pre-Game License; (3) from January 1, 2027 through December 31, 2027, sales of not less than $200,000 in Private Label Brand products sold under the Pre-Game License; and (3) from January 1, 2028 through December 31, 2028, sales of not less than $400,000 in Private Label Brand products under the Pre-Game License.

Investor shall pay Max the Fulfillment Cost (as described in part 2 above) for all products purchased from Max and a Profit Participation (as described in part 2 above) on all products sold by Investor under the Pre-Game License.

4. Subject to the conditions on exclusivity described below, the exclusive right to market and sell one or more Private Label Brands of supplements using the same product formulations as Max’s own products (except as otherwise reasonably approved by Max in writing) in China, India, Japan and South Korea, Kenya, Ethiopia and Uganda (the license granted under this paragraph being the “Country License”). Max will agree not to permit any third-party to sell its products under any alternate brand names in such jurisdictions, but, for the avoidance of doubt, (i) Max retains the right to market and sell (and allow the marketing and sales) of Max’s products in Uganda and Kenya in the ordinary course of its business, (ii) Max will use its good faith efforts to prevent its third-party sales associates from making sales in China, India and Japan. Max will agree that it will not authorize any other person or entity to market and sell any “private label” version of Max’s products or any product using the same or a substantially similar formulation in any country subject to the Country License (other than (i) in Kenya, where the country license shall be non-exclusive, and (ii) for the avoidance of doubt, sales of Max-branded products sold and marketed by Max in the course of its business in such countries). Notwithstanding the foregoing, the Investor’s exclusivity of the rights granted under Country License and the restrictions on Max set forth in the preceding sentence shall terminate if, for each country subject to the Country License, the Investor (or its permitted sublicensee) does not meet or exceed the following minimum targets in sales generated in such country: (1) on or before December 31, 2025, no sales minimum is required; (2) from January 1, 2026 through December 31, 2026, sales of not less than $100,000 in Private Label Brand products sold in such country; (3) from January 1, 2027 through December 31, 2027, sales of not less than $200,000 in Private Label Brand products sold in such country; and (3) from January 1, 2028 through December 31, 2028, sales of not less than $400,000 in Private Label Brand products in such country.

Investor shall pay Max the Fulfillment Cost for all products purchased from Max (as described in part 2 above) and a Profit Participation (as described in part 2 above) on products sold by Investor pursuant to the Country License.

Notwithstanding the foregoing, in the event that the Investor sells more than $5,000,000 of product in a given year in a specific country (other than Kenya), and so long as the Investor maintains such level of sales in any given year, the Investor’s rights with respect to that specific country shall become exclusive to the Investor and Max may not commence operations in that market in the subsequent calendar year. Provided, however if prior to the Investor achieving the sales threshold for exclusivity in any given country listed that is eligible to become a country in which the Investor may become the exclusive distributor of Max’s products, if Max has commenced operations and has sales in any such country Max shall be permitted to continue selling its products in such country.

5. Subject to the conditions on exclusivity described below, the exclusive worldwide rights to include RiboCeine™ and/or GlutathioCeine™ in Private Label Products developed as skincare or pet care products (“Specialty Products”). Max will agree that it will not authorize any other person or entity to market and sell any “private label” version of Max’s products or any product using the same or a substantially similar formulation in any Specialty Product. Notwithstanding the foregoing, the Investor’s exclusivity of the rights granted under Country License and the restrictions on Max set forth in the preceding sentence shall terminate if the Investor (or its permitted sublicensee) does not meet or exceed the following minimum targets for sales of each Specialty Product individually: (1) on or before December 31, 2025, no sales minimum is required; (2) from January 1, 2026 through December 31, 2026, sales of not less than $100,000; (3) from January 1, 2027 through December 31, 2027, sales of not less than $200,000; and (3) from January 1, 2028 through December 31, 2028, sales of not less than $400,000.

Investor shall pay Max the Fulfillment Cost for any Specialty Products purchased from Max (as described in part 2 above) and a Profit Participation (as described in part 2 above) on any Specialty Products sold by Investor.

Notwithstanding the foregoing, in the event that the Investor sells more than $10,000,000 of product in a given year in a specific target category (with pet care products, skincare products, and products sole under the Pre-Game License, each being a “Target Category”), and so long as the Investor maintains such level of sales in any given year, the Investor’s rights with respect to that specific Target Category shall become exclusive to the Investor and Max may not commence sales of products designed or marketed as being for that specific Target Category in the subsequent calendar year; provided, however if prior to the Investor achieving the sales threshold for exclusivity in any given Target Category, if Max has in good faith commenced sales of any Target Category products of its own before the right to such exclusivity is achieved by Investor, Max shall be permitted to continue selling its Target Category products.

6. A non-exclusive license to sell its Private Label Products via TV and radio infomercials or TV/radio commercials (such license the “TV/Radio License”). Investor shall pay Max the Fulfillment Cost (as described in part 2 above) for all products purchased from Max and a Profit Participation (as described in part 2 above) on all products sold by Investor under the TV/Radio License.

The content of each infomercial or commercial used to advertise Max’s or any Private Label Product shall be reasonably acceptable to Max and Max shall have not less than 30 days to review and approve each such infomercial and commercial, which approval will be given in writing, prior to any public release thereof. With respect to any infomercial or commercial to be approved by Max in accordance with the above, Investor shall indicate whether such infomercial or commercial is to be used in connection with the Channel License or the TV/Radio License.

Max and Investor shall negotiate in good faith a restriction (the “Future Restriction”) on Max’s future ability to grant a similar license to nationally recognized vitamin and supplement marketing companies to permit sales of privately labeled supplements containing RiboCeine™ and/or GlutathioCeine™ through the use of TV and radio advertisements or infomercials in the United States.

For the avoidance of doubt, subject to the Future Restriction when and if agreed upon, Max and those marketing Max-branded products shall retain the right to sell Max-branded products via infomercial or commercial (whether or not such infomercials and commercials are run on TV or radio) and to grant licenses to other third parties to sell private label products through the use of such advertisements.

Further, it is understood and agreed that any future episode of the “Going Public” series that may feature Max or its products was produced for online distribution and does and will not violate the exclusivity rights of the Investor under this Term Sheet or the Transaction Documents even if such episodes were to be aired on television. Nothing in the Future Restriction shall require that Max in any way modify or limit the rights of the copyright holders of such Going Public episodes. Investor understands that any such episodes are not the property of Max, and are subject to pre-existing agreements which shall not be deemed to violate the rights of Investor under this Term Sheet or any Transaction Documents.

Each of the Investor and Max shall have reasonable rights to require an accounting with respect to reports or calculations of amounts due and payable under this Term Sheet. Without limiting the foregoing, during the Term, in exchange for Investor paying Max its Fulfillment Costs on Products purchased from Max plus Profit Participation on each product sold, Max will further allow the Investor to sell its Private Label Products on a non-exclusive basis in other markets and through other channels, subject to the other express terms and restrictions on such marketing and sales set forth herein (including but not limited to those described in “Investor Agreement Regarding Private Label Brands and Specialty Products” below) and customary protections against the misuse and abuse of any of Max’s intellectual property licensed to the Investor.

Intellectual Property

During the Term, Max hereby licenses to the Investor:

(i)            In connection with each Private Label Brand permitted under this Term Sheet, the right to (A) use Max’s RiboCeine™ and GlutathioCeine™ trademarks in the marketing of such products to the extent incorporated into any such product and (B) name the products using the current ingredients used by Max in any of its formulations; provided any such name, logos, package design and trade dress shall not be confusingly similar to that used by Max for its own products; and

(ii)           In connection with sales of Max’s products made through a Sales Link as contemplated above, all of the intellectual property rights that Max licenses to its third-party sales associates in the ordinary course of Max’s business.

For the avoidance of doubt, any brand name, trade dress or similar intellectual property created for any Private Label Brand or product permitted under this Term Sheet shall, unless infringing upon Max’s intellectual property, be owned and registrable by the Investor.

Investor Agreement Regarding Private Label Brands and Specialty Products

For each Private Label Product or any Specialty Products permitted under this Term Sheet (each an “Investor Product”), in addition to any other agreements with respect thereto expressly set forth above, Investor agrees:

(i)            that all costs associated with the development of any such Investor Product shall be borne solely by Investor;

(ii)           to advertise, market and sell such products solely in accordance with applicable law (including, without limitation, any restrictions on claims that can be made with respect to such products under applicable law, including but not limited to those related to the treatment of conditions related to the Pre-Game License products);

(iii)          to the extent any such Investor Product is not directly manufactured and fulfilled by Max, such Investor Product shall be manufactured solely by such third-party manufacturers as Max shall approve (such approval not to be unreasonably withheld) and such approval shall be subject to receiving commercially reasonable assurances needed to protect Max’s right, title and interest in and to its trade secrets, including, but not limited to, those related to the composition or manufacture of RiboCeine™ and GlutathioCeine™ or any Max product;

(iv)          Max and Investor shall reach an agreement as to pricing on RiboCeine™ and GlutathioCeine™ in bulk, and following that Investor will be permitted to (1) purchase those raw materials at bulk prices for the purpose of their being incorporated into Private Label Brand products that are otherwise permitted to be sold under this Term Sheet and (2) deliver such raw materials to one or more manufacturers permitted under the preceding clause (iii) above solely for use in manufacturing the Investor’s Private Label Brands;

(v)           For the avoidance of doubt, with respect to any raw materials acquired by Investor from Max, including but not limited to bulk sales of RiboCeine and GlutathioCeine, Max shall be entitled to receive, at a minimum, Max’s Fulfilment Costs in connection therewith plus a Profit Participation (as described in the description of the Channel License) on any products sold by Investor under each license granted by this Term Sheet (including, but not limited to, with respect to products into which any such raw materials may be incorporated).

(vi)          For each such product, (A) the Investor shall not permit such product to be sold at a price that is lower than the price at which Max sells its version of such product to the general public and (B) with respect to any Investor Product the formulation of which has been independently developed by the Investor, where Max does not sell a comparable product, such Investor Product shall not be sold at a price less than the price at which Max offers Cellgevity for sale to the public on a per dose basis.

(vii)         Max shall have no obligation to conduct any clinical trials or other scientific research into the use or effectiveness of its products or any Private Label Products, but Max agrees, subject to suitable confidentiality restrictions, to share with Investor the results of such trials and research as Max voluntarily may conduct. Investor shall be free to conduct such clinical trials or other scientific research as Investor shall determine, at Investor’s sole cost and expense.

Other than as expressly set forth herein, the parties intend that the Investor shall be permitted to sell such Investor Products in any manner whatsoever without restriction.
Max’s Investor Brand Responsibilities

With respect to the Investor Products referenced above, Max agrees:

(i)            To permit Investor to use the results of any study that Max conducts related to its products (provided that this obligation will be subject to the “Confidentiality” provision in this Term Sheet and it will not entitle the Investor to use or disclose any trademarks, trade secrets or other intellectual property contained therein except as permitted under the “Intellectual Property” provision of this Term Sheet, above; and

(ii)           Max shall reasonably assist the Investor, at the Investor’s sole cost and expense (including the allocable cost of amounts payable to Max R&D, LLC, for their assistance in such matters), in seeking overseas registration of any products in any country where Investor seeks to register products.

Under no circumstances will Max be obligated to manufacturer or provide any services with respect to any new product formulations which are different from the formulations for Max’s own products that may be included among Investor’s Private Label Brands (other than to sell or arrange for the sale of RiboCeine and/or GlutathioCeine in bulk), unless Max shall have otherwise agreed to do so in writing in Max’s sole discretion.

Term

The grant and license of the Licensed Rights set forth above will be effective as of the Closing (defined below) and continue for a term of 10 years from the date of repayment or conversion of the Note (the “Initial Term”), with such rights being subject to renewal for an additional ten year period (the “Renewal Term”) provided the Investor pays Max an extension fee equal to the greater of: (i) 1% of the gross revenues that the Investor has generated from the sale of products containing RiboCeine™ or GlutathioCeine™ over the prior ten-year period or (ii) $1,000,000 (the “Renewal Fee”). The Renewal Fee shall be payable prior to the end of the Initial Term and/or each Renewal Term thereafter and prior to the start of the next Renewal Term. The Initial Term and the Renewal Terms are referred to herein as the “Term.”

Vesting of Licenses	In the event of a Change of Control then, notwithstanding the end of the Term, each of the above described Licensed Rights shall immediately become perpetual upon such occurrence without any further need for any Renewal Term or payments of any Renewal Fees.
Max Change of Control; Voting Control

“Change of Control” means, with respect to Max, the consummation of any of the following transactions, unless the only parties to the transaction are Max and/or one or more of its direct or indirect majority-owned subsidiaries and/or one or more companies directly or indirectly owning a majority interest in Max immediately prior to the transaction:

(i)            a merger or consolidation in which Max is not the surviving entity, except for a transaction the principal purpose of which is to change the state of Max’s incorporation or a transaction in which 50% or more of the Voting Control of the surviving entity following the transaction is held by holders who held 50% or more of the Voting Control over Max prior to such transaction; or

(ii)           the sale, transfer or other disposition of all or substantially all of the assets of Max; or

(iii)          any reverse merger in which Max is the surviving entity, but in which 50% or more of the Voting Control of Max is transferred to holders different from those who held Voting Control immediately prior to such merger; or

(iv)          the acquisition by any person or entity, other than the Investor, Venerable Holdings, LLC, Kevin McFarlane, Joseph Voyticky and/or any of their affiliates or members of their immediate family, directly or indirectly of 50% or more of the combined Voting Control over Max.

“Voting Control” means, (i) with respect to any entity and any securityholder holding the voting securities of such entity, the number of votes which such securityholder is entitled to cast in connection with the election of directors or equivalent managers (or, in the case of a directly owner-managed entity, the number of votes such securityholder has in connection with the day-to-day management) of such entity and other corporate matters generally which are brought before the stockholders or owners of such entity, or (ii) if the entity does not have voting securities, the percentage interests an equity holder of such entity is entitled to vote on such matters are decided by the equity holders of such entity generally.

Conditions to Closing

The closing for the Transaction (the “Closing”) will be conditioned upon:

(1)       Completion of the funding of the $1,000,000 Investment.

(2)       Such other conditions as are customary for transactions of this type.

Expenses	Max’s counsel will draft the Transaction Documents. Each party will be responsible for its own expenses.
Confidentiality

Notwithstanding anything to the contrary contained herein, to the extent any Confidential Information is disclosed to Investor, Investor will hold such information in confidence and not disclose it to any other person, except as required by law, without the express written consent of Max. “Confidential Information” will be defined in the Transaction Documents but is intended to include confidential information material to the business of Max (including, but not limited to, any of Max’s trade secrets) or any personally identifiable information that may be protected by law of any person who is an employee or agent of Max, its affiliates, Max R&D, LLC, any manufacturer or supplier of Max, any customer of Max, or any participant in any clinical trial or other research study

Assignment and Sublicensing

The rights and obligations arising under this Term Sheet may not be assigned by either party without the consent of the other party hereto; provided that (i) Max may engage third-party manufacturers and consultants to fulfill its obligations in a manner customary or ordinary in the course of it business and (ii) each of the individual numbered licenses contemplated as part of the Licensed Rights (and any related license to use the Intellectual Property of Max) may be sublicensed by the Investor to an operating company with the consent of Max (such consent not to be unreasonably withheld).

Any such sublicense will be subject to all of the terms and conditions set forth herein or in the relevant Transaction Documents and, unless otherwise consented to by Max, in its sole discretion, such sublicense shall terminate if the Investor at any time does not have a greater than 50% Voting Control over such operating company during the term of any such sublicense. Notwithstanding the foregoing, in connection with the TV/Radio License, the Future Restriction shall be negotiated solely between Max and the Investor (and not the Investor’s sublicensee, nor shall any such sublicensee have the right to consent to the terms thereof), the results of which negotiation shall be binding upon all such sublicensees.

Governing Law	Utah, USA

This Term Sheet is entered into as of July 6, 2023 by and between the parties as set forth below.

MAX INTERNATIONAL, INC.

By:	/s/ Joseph Voyticky
Name:	Joseph Voyticky
Title:	Chief Executive Officer

V3M IRREVOCABLE TRUST

By:	/s/ Kevin McFarlane
Name:	Kevin McFarlane
Title:	Trustee

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